SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

F O R M   6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2008

POINTER TELOCATION LTD.

14 Hamelacha Street
Rosh Ha'ayin, 48091
Israel

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.

Form 40-F ☐ Form 20-F ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934.

No ☒ Yes ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

Pointer Telocation Ltd.

NOTICE OF AN ANNUAL MEETING OF SHAREHOLDERS
July 10, 2008

        Notice is hereby given that an Annual Meeting (the “Meeting”) of the Shareholders of Pointer Telocation Ltd. (the “Company”) will be held at the offices of Yigal Arnon & Co., 1 Azrieli Center, 46th Floor, Tel Aviv, on Thursday, July 10, 2008, at 12:00 P.M. (Israel time) for the following purposes:

1.	TO ELECT Yossi Ben Shalom, Barak Dotan, Yoel Rosenthal, and Noga Knaz as directors of the Company for the coming year.

2.	TO ELECT Gil Oren and Zvi Rotenberg as external directors of the Company for a period of three years.

3.	TO APPROVE the payment of a director’s fee to Noga Knaz, subject to her election as a director of the Company, at the fixed amount rate as set forth in the Companies Regulations (Rules Regarding Compensation and Expenses of an External Director) – 2000.

4.	TO GRANT to each of Noga Knaz, Gil Oren and Zvi Rotenberg, subject to their election as above detailed, options to purchase 3,000 Ordinary Shares of the Company, par value NIS 3.00 each, to vest in three equal installments over a period of three years, commencing as of the date of the Meeting, at an exercise price per share equal to the closing price per share on the date of the Meeting.

5.	TO APPOINT Kost Forer Gabbay & Kasierer as the independent public accountants of the Company for the year ending December 31, 2008 and to authorize the Audit Committee to fix their remuneration in accordance with the volume and the nature of their services, as the Audit Committee may deem fit in their sole discretion.

6.	TO ISSUE to DBSI Investments Ltd. (“DBSI”), by way of a private placement whose objective is to provide DBSI with a controlling parcel in the Company, Ordinary Shares of the Company, at a price per share equal to the average closing price of the Company’s share on the Nasdaq Capital Market, as of May 27, 2008, the date of approval of such issuance by the Board of Directors of the Company until the date of the Meeting, for a total consideration of $1,000,000.

7.	To receive Management’s report on the business of the Company for the year ended December 31, 2006 and year ended December 31, 2007 and to review the Company’s Financial Statements for the years then ended.

        Shareholders of record at the close of business on June 1, 2008, will be entitled to notice of, and to vote at, the Meeting.

        Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail the enclosed proxy as promptly as possible in the enclosed stamped envelope.

By Order of the Board of Directors,
Pointer Telocation Ltd.
Date: May 28, 2008

PROXY STATEMENT

POINTER TELOCATION LTD.
14 Ha'Melacha Street
Park Afek, Rosh Ha'ayin
Israel

ANNUAL MEETING OF SHAREHOLDERS
July 10, 2008

        The enclosed proxy is being solicited by our board of directors for use at our annual meeting of shareholders to be held on Thursday, July 10, 2008, at 12:00 P.M. or at any adjournment thereof. The record date for determining which of our shareholders are entitled to notice of, and to vote at, the meeting is established as of the close of business on June 1, 2008.

        The proxy solicited hereby may be revoked at any time prior to its exercise, by means of a written notice delivered to us, by substitution of a new proxy bearing a later date or by a request for the return of the proxy at the meeting.

        Upon the receipt of a properly executed proxy in the form enclosed, the persons named as proxies therein will vote the ordinary shares covered thereby in accordance with the instructions of the shareholder executing the proxy. With respect to the proposals set forth in the accompanying Notice of Meeting, a shareholder may vote in favor of the proposals or against them or may abstain from voting on the proposals. Shareholders should specify their choice on the accompanying proxy card. If no specific instructions are given with respect to the matter to be acted upon, the shares represented by a signed proxy will be voted FOR the proposals set forth in the accompanying Notice of Meeting, subject to the terms of applicable law.

        Any shareholder returning the accompanying proxy may revoke such proxy at any time prior to its exercise by (i) giving written notice to us of such revocation, (ii) voting in person at the meeting or requesting the return of the proxy at the meeting or (iii) executing and delivering to us a later-dated proxy.

        Each ordinary share is entitled to one vote on each matter to be voted on at the meeting. Subject to the terms of applicable law, two or more shareholders present, personally or by proxy, who hold or represent together at least 33 1/3% of the voting rights of our issued share capital will constitute a quorum for the meeting. If within half an hour from the time appointed for the meeting a quorum is not present, the meeting shall stand adjourned for one week at the same hour and place, without it being necessary to notify our shareholders. If a quorum is not present at the adjourned date of the meeting within half an hour of the time fixed for the commencement thereof, subject to the terms of applicable law, the persons present shall constitute a quorum.

        Proposals 1, 3, 4 and 5 to be presented at the meeting, require the affirmative vote of shareholders present in person or by proxy and holding our ordinary shares amounting in the aggregate to at least half of the votes actually cast with respect to such proposal.

        Proposal 2, to be presented at the meeting requires the affirmative vote of shareholders present in person or by proxy and holding our ordinary shares amounting in the aggregate to (i) the majority of the votes actually cast with respect to such proposal including at least one-third of the voting power of the non-controlling shareholders (as such term is defined in the Israel Securities Law, 1968) who are present in person or by proxy and vote on such proposal, or (ii) the majority of the votes cast on such proposal at the meeting, provided that the total votes cast in opposition to such proposal by the non-controlling shareholders (as such term is defined in the Israel Securities Law, 1968) does not exceed 1% of all the voting power in the Company.

        Proposal 6, requires the affirmative vote of shareholders present in person or by proxy and holding our ordinary shares amounting in the aggregate to at least a majority of the votes actually cast with respect to such resolution, provided that one of the following shall apply: (i) the majority of the votes includes at least one third of all the votes of shareholders who do not have a personal interest in the approval of the transaction and who are present at the Meeting; abstentions shall not be included in the total of the votes of the aforesaid shareholders; or (ii) the total of opposing votes from among the shareholders said in subsection (i) above does not exceed 1% of all the voting rights in the Company.

        For this purpose, “personal interest” is defined as: (1) a shareholder’s personal interest in the approval of an act or a transaction of the Company, including (i) the personal interest of any of his or her relatives (which includes for these purposes any members of his/her immediate family or the spouse of any such members of his or her immediate family); and (ii) a personal interest of a body corporate in which a shareholder or any of his/her aforementioned relatives serve as a director or the chief executive officer, owns at least 5% of its issued share capital or its voting rights or has the right to appoint a director or chief executive officer, but (2) excludes a personal interest arising solely from the fact of holding shares in the Company or in a body corporate.

PROPOSAL 1

ELECTION OF DIRECTORS

        The management of the Company has nominated the persons named below for election as directors to serve for a period of one year and until their respective successors are duly elected and shall qualify.

        The following table provides certain relevant information concerning the nominees, including their principal occupation during the past five years.

Nominee	Age	Principal Occupation

Yossi Ben Shalom	52	Yossi Ben Shalom has served as our Chairman of the Board of Directors since April 2003. Mr. Ben Shalom was Executive Vice President and Chief Financial Officer of Koor Industries Ltd. (KOR) from 1998 through 2000. Before that, Mr. Ben-Shalom served as Chief Financial Officer of Tadiran Ltd. Mr. Ben-Shalom was an active director in numerous boards, such as at NICE Systems (NICE), (computer telephony), Machteshim Agan (chemistry), and Investec Bank, amongst others. Mr. Ben-Shalom was an active chairman in successful turnaround programs, such as Eurocar Israel, and American Express Israel. He participated in the creation of TDA VC fund (a joint venture between Tempelton and Tadiran). He was an active Chairman of Scopus - a technology company with sales of over $30 million. Yossi is a co-founder of DBSI Investments Ltd.

Barak Dotan	40	Barak Dotan was appointed a director on our board in April 2003. Mr. Dotan is a co-founder of DBSI Investments Ltd., a private investment company that has made various investments in private and public companies. Before establishing DBSI Investments, Mr. Dotan worked as Product Manager for Jacada (Nasdaq: JCDA), formerly CST, a software company that provides a complete software infrastructure to transform legacy systems into e-business and wireless solutions, and thereafter managed private investments in high-tech and other areas. Mr. Dotan graduated from the Hebrew University of Jerusalem summa cum laude with a B.Sc. in Computer Science and Business Management.

Yoel Rosenthal	53	Yoel Rosenthal was appointed a director on our Board in April 2003. He is a veteran accountant with over 20 years of experience. Prior to joining D.B.S.I. Mr. Rosenthal was a founder and partner of a private accounting firm in Israel, Bruckner, Rosenthal, Ingber, He also held the position of Loan Officer for multinational corporations at the Bank of Montreal in the USA. Mr. Rosenthal received an MBA with honors from the University of California at Los Angeles and a BA in Economics and Accounting from Tel Aviv University.

Noga Knaz	42	Noga Knaz is the Chief Executive Officer of Rosario Capital Ltd. as of 2007. From 2006 until 2007 Ms. Knaz served as the Chief Executive Officer of Dash Securities and Investments Ltd. During the years 2002 - 2006 Ms. Knaz served in variuos mangerial positions in Migdal Capital Markets Ltd., including co-Chief Executive Officer and head of investments and marketing division. Ms. Knaz holds a B.A from Haifa University.

        Our board of directors will present the following resolution at the meeting:

        “RESOLVED, that Mr. Yossi Ben Shalom, Mr. Barak Dotan, Mr. Yoel Rosenthal and Ms. Noga Knaz are hereby elected to serve as directors for the coming year and until their respective successors are duly elected and shall qualify.”

        In the absence of instructions to the contrary, the person named in the enclosed proxy will vote our ordinary shares represented thereby “For” the election of Mr. Yossi Ben Shalom, Mr. Barak Dotan, Mr. Yoel Rosenthal and Ms. Noga Knaz.

        The affirmative vote of the holders of at least fifty percent of the voting power represented at the meeting in person or by proxy and voting thereon is necessary for approval of Proposal 1.

PROPOSAL 2

PROPOSAL TO ELECT GIL OREN AND ZVI ROTENBERG AS EXTERNAL
DIRECTORS OF THE COMPANY FOR A PERIOD OF THREE YEARS

The Israeli Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint two external directors. No person may be appointed as an external director if the person or the person’s relative, partner, employer or any entity under the person’s control, has or had, on or within the two years preceding the date of the person’s appointment to serve as external director, any affiliation with the company or any entity controlling, controlled by or under common control with the company. The term “affiliation” includes:

—	an employment relationship;

—	a business or professional relationship maintained on a regular basis;

—	control of the company; and

—	service as an office holder.

        No person may serve as an external director if the person’s position or other business activities create, or may create, a conflict of interest with the person’s responsibilities as an external director or may otherwise interfere with the person’s ability to serve as an external director.

        The initial term of an external director is three years and may be extended for an additional three-year period. External directors may be removed only by the same percentage of shareholders as is required for their election, or by a court, and then, only if the external directors cease to meet the statutory qualifications for their appointment or if they violate their duty of loyalty to the company. Each committee of a company’s board of directors must include at least one external director and all external directors must be members of the company’s audit committee.

        A copy of each of Gil Oren and Zvi Rotenberg declarations of meeting the requirements of the Israeli Companies Law to serve as an external director may be viewed at the offices of the Company.

        Our board of directors recommends to elect Gil Oren and Zvi Rotenberg as external directors of the Company. Certain information concerning Gil Oren and Zvi Rotenberg appears below.

Nominee	Age	Principal Occupation

Gil Oren	56	Gil Oren is an independent business advisor. During the years 2002-2007 Mr. Oren served as the Chief Executive Officer of Ytong Industries Ltd. During such years Mr. Oren also served on the Board of Directors of Ytong Industries Ltd., Nirlat Ltd., Aloni Conglomerate Ltd., Carmit Ltd., Orlight Industries Ltd. (in addition to serving as the Chief Executive Officer of such company), Orlight Millennium Ltd., Walcan Casting Ltd., Ordan Industries Ltd. Mr. Oren holds a B.A in accounting and economics from Tel Aviv University and a M.B.A from Tel Aviv University.

Upon his appointement as an external director the Company shall deem Mr. Oren as possessing accounting and financial expertise.

Zvi Rotenberg	52	Zvi Rotenberg is the Chief Executive Officer of Ashkalit Chemiprod Ltd. Mr. Rotenberg has been with Ashkalit Chemiprod Ltd. as of 1997 and has also served as the Chief Executive Officer of Durband, a subsidiary of Ashkalit Chemprod Ltd. based in Hungary. Mr. Rotenberg holds a B.A. in Industry and Management Engineering from Ben Gurion University.

        Our board of directors will present the following resolution at the meeting:

        “RESOLVED, that Gil Oren and Zvi Rotenberg are hereby elected to serve as our external directors for a three year term.”

        Approval of this proposal by the shareholders requires approval by: (i) the majority of votes cast at the meeting, including at least one third of all votes of the non-controlling shareholders who are present in person or by proxy and vote on the proposal, or (ii) the majority of votes cast on the proposal at the meeting, provided that the total votes cast in opposition to the proposal by the non-controlling shareholders does not exceed 1% of all the voting rights in our company.

PROPOSAL 3

PROPOSAL TO APPROVE THE PAYMENT OF A DIRECTOR'S FEE TO NOGA
KNAZ, SUBJECT TO HER APPOINTEMENT AS A DIRECTOR OF THE
COMPANY

        Pursuant to the Israeli Companies Law the terms of compensation of members of a Board of Directors requires approval of the Audit Committee, the Board of Directors and the shareholders of a company. Our audit committee and our board of directors recommends to pay to Noga Knaz, subject to her election as a director of the Company, a director’s fee equal to the fixed amount set forth in the Companies Regulations (Rules Regarding Compensation and Expenses of an External Director) – 2000.

        In compliance with the Law, our board of directors will present the following resolution at the meeting:

        “RESOLVED, to approve the payment of a director’s fee to Noga Knaz, subject to her election as a director of the Company, at the fixed amount rate as set forth in the Companies Regulations (Rules Regarding Compensation and Expenses of an External Director) – 2000.”

        In the absence of instructions to the contrary, the person named in the enclosed proxy will vote our ordinary shares represented thereby “For” the approval of payment of a director’s fee to Noga Knaz, subject to her election as a director of the Company, at the fixed amount rate as set forth in the Companies Regulations (Rules Regarding Compensation and Expenses of an External Director) – 2000.

        Our board of directors recommends a vote FOR the payment of a director’s fee.

        The affirmative vote of the holders of at least fifty percent of the voting power represented at the meeting in person or by proxy and voting thereon is necessary for approval of Proposal 3.

PROPOSAL 4

PROPOSAL TO GRANT TO EACH OF NOGA KNAZ, GIL OREN AND ZVI
ROTENBERG OPTIONS TO PURHCASE 3,000 ORDINARY SHARES OF THE
COMPANY

        Pursuant to the Israeli Companies Law the terms of compensation of members of a Board of Directors requires approval of the Audit Committee, the Board of Directors and the shareholders of a company. Our audit committee and our board of directors recommends to grant to each of Noga Knaz, Gil Oren and Zvi Rotenberg, subject to their election as directors of the Company, options to purchase 3,000 Ordinary Shares of the Company, par value NIS 3.00 each, to vest in three equal installments over a period of three years, on the first, second and third anniversary of the Meeting, at an exercise price per share equal to the closing price per share on the date of the Meeting. The vesting of the options shall be subject to the continued provision of services by each of the directors on each applicable vesting date and the options shall be exercisable for a period of five years of the date of the Meeting.

        In compliance with the Law, our board of directors will present the following resolution at the meeting:

        “RESOLVED, to approve the grant to each of Noga Knaz, Gil Oren and Zvi Rotenberg options to purchase 3,000 Ordinary Shares of the Company, par value NIS 3.00 each, to vest in three equal installments over a period of three years, on the first, second and third anniversary of the Meeting, at an exercise price per share equal to the closing price per share on the date of the Meeting. The vesting of the options shall be subject to the continued provision of services by each of the directors on each applicable vesting date and the options shall be exercisable for a period of five years of the date of the Meeting.”

        In the absence of instructions to the contrary, the person named in the enclosed proxy will vote our ordinary shares represented thereby “For” the grant to each of Noga Knaz, Gil Oren and Zvi Rotenberg options to purchase 3,000 Ordinary Shares of the Company, par value NIS 3.00 each, to vest in three equal installments over a period of three years, on the first, second and third anniversary of the Meeting, at an exercise price per share equal to the closing price per share on the date of the Meeting. The vesting of the options shall be subject to the continued provision of services by each of the directors on each applicable vesting date and the options shall be exercisable for a period of five years of the date of the Meeting.

        Our board of directors recommends a vote FOR the grant of the options.

        The affirmative vote of the holders of at least fifty percent of the voting power represented at the meeting in person or by proxy and voting thereon is necessary for approval of Proposal 4.

PROPOSAL 5

TO APPOINT KOST FORER GABBAY & KASIERER AS THE INDEPENDENT
PUBLIC ACCOUNTANTS OF THE COMPANY FOR THE YEAR ENDING
DECEMBER 31, 2008 AND TO AUTHORIZE THE AUDIT COMMITTEE TO FIX
THEIR REMUNERATION

        The Israeli Companies Law requires the shareholders meeting of a company to appoint its independent public accountants.

        In compliance with the law, our board of directors will present the following resolution at the meeting:

        “RESOLVED to appoint Kost Forer Gabbay & Kasierer as the independent public accountants of the Company for the year ending December 31, 2008 and to authorize the Audit Committee to fix their remuneration in accordance with the volume and the nature of their services, as the Audit Committee may deem fit in their sole discretion.”

        In the absence of instructions to the contrary, the person named in the enclosed proxy will vote our ordinary shares represented thereby “For” the appointment of Kost Forer Gabbay & Kasierer as the independent public accountants of the Company for the year ending December 31, 2008 and authorizing the Audit Committee to fix their remuneration in accordance with the volume and the nature of their services, as the Audit Committee may deem fit in their sole discretion.

        Our board of directors recommends a vote FOR the appointment of Kost Forer Gabbay & Kasierer as the independent public accountants of the Company.

        The affirmative vote of the holders of at least fifty percent of the voting power represented at the meeting in person or by proxy and voting thereon is necessary for approval of Proposal 5.

PROPOSAL 6

TO ISSUE TO DBSI INVESTMENTS LTD. ("DBSI"), BY WAY OF A PRIVATE
PLACEMENT WHOSE OBJECTIVE IS TO PROVIDE DBSI WITH A
CONTROLLING PARCEL IN THE COMPANY, ORDINARY SHARES OF THE
COMPANY, AT A PRICE PER SHARE EQUAL TO THE AVERAGE CLOSING
PRICE OF THE COMPANY'S SHARE ON THE NASDAQ CAPITAL MARKET, AS
OF MAY 27, 2008, THE DATE OF APPROVAL OF SUCH ISSUANCE BY THE
BOARD OF DIRECTORS OF THE COMPANY UNTIL THE DATE OF THE
MEETING, FOR A TOTAL CONSIDERATION OF $1,000,000

In accordance with the Israeli Companies Law a shareholder shall not purchase shares of a public company as a result of which a shareholder shall become the holder of a controlling parcel, if there is no other shareholder holding a controlling parcel in such company, except as provided for under the Companies Law. A controlling parcel is defined as shares which entitle the holder thereof to twenty five percent or more of the total voting rights in a General Meeting.

Currently there is no shareholder which holds a controlling parcel in the Company. In accordance with Israeli law a shareholder may purchase shares from the Company, by way of a private issuance, which shall result in such shareholder holding a controlling parcel, provided such issuance has been approved by the General Meeting as a private issuance whose objective is to provide such shareholder with a controlling parcel.

In compliance with the law, our board of directors will present the following resolution at the meeting:

        “RESOLVED to issue to DBSI Investments Ltd. (“DBSI”), by way of a private placement whose objective is to provide DBSI with a controlling parcel in the Company, Ordinary Shares of the Company, at a price per share equal to the average closing price of the Company’s share on the Nasdaq Capital Market, as of May 27, 2008, the date of approval of such issuance by the Board of Directors of the Company until the date of the Meeting, for a total consideration of $1,000,000.”

In the absence of instructions to the contrary, the person named in the enclosed proxy will vote our ordinary shares represented thereby “For” the issuance to DBSI by way of a private placement whose objective is to provide DBSI with a controlling parcel in the Company, Ordinary Shares of the Company, at a price per share equal to the average closing price of the Company’s share on the Nasdaq Capital Market, as of May 27, 2008, the date of approval of such issuance by the Board of Directors of the Company until the date of the Meeting, for a total consideration of $1,000,000.

        Our board of directors recommends a vote FOR the issuance of shares to DBSI.

The affirmative vote of the holders of a majority of the voting power of the Company represented at the Meeting in person or by proxy and voting thereon is necessary for approval and ratification of the resolution to issue shares to DBSI provided that one of the following shall apply: (i) the majority of the votes includes at least one third of all the votes of shareholders who do not have a personal interest in the approval of the above resolution and who are present at the Meeting; abstentions shall not be included in the total of the votes of the aforesaid shareholders; or (ii) the total of opposing votes from among the shareholders said in subsection (i) above does not exceed 1% of all the voting rights in the Company.

The above resolution was approved by the Audit Committee and the Board of Directors of the Company, in their meetings held May 27, 2008.

PRESENTATION OF FINANCIAL STATEMENTS

        To receive Management’s report on the business of the Company for the year ended December 31, 2006 and the year ended December 31, 2007 and to receive the Company’s Consolidated Balance Sheets at December 31, 2006 and the year ended December 31, 2007 and the Consolidated Statements of Income for the years then ended.

        The Israeli Companies Law requires the presentation of the Consolidated Balance Sheets of the Company to the Shareholders of the Company.

        The Management’s report on the business of the Company for the year ended December 31, 2006 and the year ended December 31, 2007 and the Company’s Consolidated Balance Sheets at December 31, 2006 and December 31, 2007 and the Consolidated Statements of Income for the years then ended will be presented to the Shareholders of the Company.

        Shareholders are urged to complete and return their proxies promptly in order to, among other things, ensure action by a quorum and to avoid the expense of additional solicitation. If the accompanying proxy is properly executed and returned in time for voting, and a choice is specified, the shares represented thereby will be voted as indicated thereon. If no specification is made, the proxy will be voted in favor of the proposals described in this proxy statement.

By Order of the Board of Directors

May 28, 2008

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POINTER TELOCATION LTD. By: /s/ Yossi Ben Shalom —————————————— Yossi Ben Shalom Chairman of the Board of Directors

Date: May 30, 2008